UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TAP SYSTEMS INC.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 3, 2015

Physical address of issuer
  177 E Colorado Boulevard, Pasadena, CA 91105

Website of issuer
  https://tapwithus.com

Current number of employees
11

	12/31/2025 Audited	12/31/2024 Audited
Total Assets	360,378	520,393
Cash & Cash Equivalents	180,944	260,006
Accounts Receivable	0	0
Inventory	114,989	195,713
Current Liability	397,635	502,128
Long-term Liability	10,827,643	9,262,184
Revenues/Sales	172,568	306,454
Cost of Goods Sold	116,159	442,180
Taxes Paid	23,889	12,994
Net Income	-2,351,050	-2,572,128

April 30, 2026

FORM C-AR

Tap Systems Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Tap Systems Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://tapwithus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward- looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Furthermore, any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

Tap Systems, Inc. ("Tap" or the "Company") develops wearable input technologies that enable users to interact with computers and artificial intelligence systems without relying on traditional interfaces such as keyboards, touchscreens, or voice commands.

The Company's core technology combines multi-sensor data (motion, optical, and thermal) with edge-based machine learning to translate subtle finger movements into digital commands, enabling fast, accurate, and discreet interaction with connected devices including smartphones, computers, and emerging AI-enabled wearables such as smart glasses.

Tap's products support two primary modes of interaction: gesture-based controls, which enable users to trigger actions and commands, and virtual typing, which enables full text input without a physical keyboard.

Tap's existing products, the Tap Strap and TapXR, have been adopted by over 50,000 users across consumer, enterprise, and wearable-AI applications. The Company's next-generation products, the Tap Clip and Tap Watchband, are designed to integrate directly into any standard watch band or fitness tracker, extending Tap's technology into the existing wearable ecosystem without requiring an additional device.

Tap is increasingly focused on enabling real-time interaction with AI systems in everyday environments where voice interaction is often impractical, as well as in industrial and defense applications where silent, reliable input is required. The Company holds 10 issued U.S. patents and 1 pending covering its core technology.

The Company believes that as computing continues to move beyond the smartphone into ambient and wearable form factors, intuitive and low-friction input systems will become critical infrastructure.

The Company currently has 11 full time employees in engineering, operations and sales and marketing.

The Company is organized as a C Corporation, with headquarters in California and a wholly owned subsidiary, Tap With Us, Ltd. in Modi'in Israel.

Over the past several years, the Company has conducted several offerings of its shares via Crowdfunding portals.

On August 22, 2019, the Company commenced an offering of its shares on the StartEngine.com crowdfunding portal, pursuant to Reg CF (Regulation Crowdfunding) under which a maximum of $1,070,000 was permitted to be raised. In less than two months, the offering was fully subscribed. That offering was closed as of November 12, 2019.

On November 3, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $2.3 million. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. Subscriptions totaled $377,500.

On February 7, 2024, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $609,000. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. The latter offering is still ongoing, and subscriptions to date have totaled approximately $1,590,000.

On February 7, 2025, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $224,400. At the same time the Company's aforementioned offering pursuant to Regulation D continued. As noted above, subscriptions to date have totaled approximately $1,590,000.

The Company headquarters is located at 177 E Colorado Boulevard, Pasadena, CA 91105

The Company's website is https://www.tapwithus.com.

The information available on or through our website is not a part of this Form C-AR.

Risk Factors

An investment in the Company involves a high degree of risk. In addition to the other information contained in this Form C-AR, investors should carefully consider the risks described below. The risks described below are not the only risks facing the Company. Additional risks and uncertainties not presently known to the Company, or that the Company currently considers immaterial, may also adversely affect its business, financial condition, results of operations, and prospects. Furthermore, the Company is also subject to the same general risks that all companies in its business, and all companies operating in the current economy, are exposed to.

Going Concern; Need for Additional Capital

The Company's independent auditors have included a going concern explanatory paragraph in their report on the Company's audited financial statements for the fiscal year ended December 31, 2025. The auditors cited recurring losses from operations and projected working capital requirements in excess of existing cash reserves. The Company expects that it will require additional capital to continue operations, support product development, pursue commercialization opportunities, and execute its business plan. The Company may seek financing through equity offerings, debt financings, strategic partnerships, licensing arrangements, or other sources. There can be no assurance that additional capital will be available when needed, on acceptable terms, or at all. If the Company is unable to obtain sufficient financing, it may be required to delay, reduce, or discontinue some or all of its operations or business plans.

History of Losses; Uncertain Path to Profitability

The Company has incurred net losses since inception and has not achieved profitability. Although the Company has generated revenue from product sales, its revenues have been limited and may not be sufficient to support its operations. The Company may continue to incur losses as it invests in product development, commercialization, strategic partnerships, and market expansion. The Company's ability to achieve and sustain profitability will depend on, among other things, market adoption of its products, execution of its business strategy, access to capital, management of costs, and the development of meaningful revenue opportunities. There can be no assurance that the Company will achieve profitability or generate sufficient revenues to support its operations or pay dividends to shareholders.

Market Adoption of New Interaction Technologies

The Company's success depends in part on market adoption of new human-computer interaction technologies that are not yet widely established. The Company's products are based on interaction models that differ from traditional input methods such as keyboards, touchscreens, mice, controllers, and voice interfaces. Adoption of these technologies may require users to learn new behaviors and may depend on broader acceptance by consumers, developers, enterprise customers, and platform providers. The market for these technologies is still developing and may not grow as quickly as the Company expects, or at all. If customers do not adopt the Company's products, or if alternative input technologies achieve broader acceptance, the Company's business and prospects could be adversely affected.

Competition

The Company operates in a highly competitive and rapidly evolving market for human-computer interaction technologies. Competitors include companies developing voice-based interfaces, optical hand-tracking systems, electromyography wristbands, wearable input devices, gesture-control systems, and other technologies. Many existing and potential competitors have substantially greater financial, technical, manufacturing, marketing, and distribution resources than the Company. Large platform companies may also develop proprietary input solutions that reduce or eliminate the need for third-party technologies such as the Company's products. If competing technologies offer superior performance, lower cost, broader compatibility, easier adoption, or greater market acceptance, the Company's competitive position and business prospects could be adversely affected.

Dependence on Third-Party Platforms

The Company's products and growth strategy depend in part on integration with third-party platforms, including computers, smartphones, tablets, AI systems, wearable devices, operating systems, and other hardware and software environments. These platforms are controlled by third parties, and changes to their policies, APIs, hardware designs, operating systems, Bluetooth functionality, accessory requirements, or commercial terms could limit or prevent the Company from integrating its products effectively. The Company may also be required to devote significant resources to maintain compatibility as third-party platforms evolve. There can be no assurance that current or anticipated integration opportunities will remain available to the Company on acceptable terms, or at all.

Expansion into Defense, Industrial, and Enterprise Markets

The Company is exploring opportunities in defense, industrial, and enterprise applications. These markets may involve regulatory requirements, export controls, procurement rules, longer sales cycles, higher customer concentration, specialized product requirements, and greater compliance obligations than the Company's existing consumer-oriented business. Participation in defense-related activities may also create reputational considerations or affect the Company's ability to engage with certain customers, partners, or markets. There can be no assurance that the Company will successfully enter or expand within these markets, or that any such expansion will generate meaningful revenue.

Valuation of Private Company Securities

The Company's securities are not listed on a national securities exchange or other established trading market, and there is no public market price for the Company's shares. The valuation of early-stage and emerging technology companies is inherently uncertain and may not reflect the price at which the Company's securities could be sold in an arm's-length transaction, future financing, sale transaction, or liquidation event. Investors should not assume that the Company's valuation reflects an independent market valuation or that they will be able to resell their securities at or above the valuation used in this offering or reporting period.

Intellectual Property

The Company's intellectual property is an important part of its business and competitive position. The Company owns ten issued U.S. patents, one pending U.S. patent application, and a granted European patent with corresponding national patents in the United Kingdom, France, and Germany. The Company also owns registered and common law trademarks, copyrights, Internet domain names, and trade secrets. Intellectual property is a complex and uncertain field of law. The Company's intellectual property may not provide adequate protection, and competitors may develop products or technologies that are similar to, or compete with, the Company's products without infringing the Company's intellectual property rights. Competitors may also challenge the validity, enforceability, or scope of the Company's patents or design around them. The Company may be required to devote significant resources to protecting or enforcing its intellectual property rights, and there can be no assurance that it would be successful in doing so. If the Company is unable to protect its intellectual property, its business, competitive position, and value could be adversely affected.

Trade Policy, Tariffs, and Supply Chain Costs

Changes in U.S. or foreign trade policy, tariffs, import duties, export restrictions, or other trade-related measures may increase the Company's costs or disrupt its supply chain. If tariffs or other costs apply to components, finished products, or other goods used or sold by the Company, the Company may be required to increase prices, accept lower margins, seek alternative suppliers, or modify its operations. The Company cannot predict future trade policy or the extent to which tariffs, duties, or trade restrictions may affect its business, financial condition, or results of operations.

Forward-Looking Information May Prove Inaccurate

The Company may provide projections, forecasts, plans, or other forward-looking information regarding its business, financial condition, operations, or prospects. These statements are based on assumptions and estimates that may prove incorrect. Actual results may differ materially from the Company's expectations, and investors should not rely on forward-looking information as a guarantee of future performance.

Declining Revenues and Limited Commercial Traction

The Company has developed and commercialized products based on its technology, but its revenues have been limited and have declined in recent periods. The Company's historical revenues may not be indicative of future performance, and the Company may be unable to generate meaningful revenue from product sales, licensing, strategic partnerships, or other commercial opportunities. If the Company is unable to increase revenue, improve commercial traction, or identify viable channels for monetizing its technology, its business, financial condition, and prospects could be materially and adversely affected.

Reliance on Strategic Transactions, Partnerships, or Licensing Opportunities

The Company has devoted substantial attention to strategic opportunities, including potential partnerships, licensing arrangements, commercial collaborations, or a sale of the Company or its technology. These opportunities are uncertain and may not result in binding agreements, completed transactions, or meaningful revenue. Negotiations with potential strategic partners or acquirers may be lengthy, costly, or unsuccessful, and the pursuit of such opportunities may divert management attention from product sales and day-to-day operations. If the Company is unable to complete a strategic transaction or develop meaningful commercial partnerships, its ability to continue operations and create value for shareholders may be adversely affected.

Research and Development Activities in Israel

The Company's research and development activities are located in Israel. Political, military, economic, or security instability in Israel or the surrounding region, including armed conflict, terrorism, civil disruption, restrictions on travel, workforce disruption, or interruptions in communications or infrastructure, could adversely affect the Company's ability to conduct research and development, retain personnel, manage operations, or meet product development timelines. Any prolonged disruption affecting the Company's Israel-based operations could materially and adversely affect the Company's business, technology development, and prospects.

Hardware Manufacturing, Product Quality, and Supply Chain Risk

The Company's products include hardware components that may depend on third-party manufacturers, suppliers, and logistics providers. The Company may experience delays, cost increases, component shortages, quality-control issues, manufacturing defects, inventory constraints, or difficulties scaling production. Hardware products also carry risks relating to returns, warranty claims, product reliability, customer support, and obsolescence. If the Company is unable to manufacture or source its products on commercially reasonable terms, maintain product quality, or satisfy customer demand, its business and reputation could be adversely affected.

The Company's success is heavily dependent on certain key personnel

The Company is dependent on Dovid Schick, who is its CEO, and Sabrina Kemeny, who is its president, in order to execute its business plan. The loss of either Mr. Schick or Dr. Kemeny would have a material adverse impact on the Company's business, financial condition, cash flow and results of operations. The Company currently does not have an employment agreement with either Mr. Schick or Dr. Kemeny. While the Company intends to enter into such agreements with both individuals in the future, there can be no assurance that it will do so or that they will continue to be employed by the Company for any particular period of time. Furthermore, the Company has not purchased any key person insurance policies with respect to Mr. Schick or Dr. Kemeny. Therefore, if either were to die or become disabled, incapacitated or otherwise unavailable, the Company would not receive any financial compensation to assist it with such person's absence. While the Company intends to purchase such insurance coverage on both individuals in the future, there can be no assurance that it will do so or that such coverage would be available or affordable.

Minority holder; securities with voting rights

The non-management shareholders of the Company are minority shareholders and therefore have a limited ability to influence management's decisions concerning the running of the business and are trusting in management's discretion in making good business decisions that will grow these shareholders' investments. Furthermore, in the event of a liquidation of our company, these shareholders will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

The transferability of Shares purchased in the Company's Regulation CF offering is limited

Any Common Stock that is purchased through the Company's Regulation CF offering is subject to SEC limitations on transfer. This means that those Shares cannot be resold for a period of at least one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The Company's shares, including the shares purchased in the Company's Regulation CF offering, could be illiquid for a long period of time

Shareholders who purchase shares of the Company's Common Stock, including those who purchased Shares in the Company's Regulation CF offering, should be prepared to hold their investments for several years or longer. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment. Furthermore, in the event of an underwritten public offering of the Company's Common Stock, then during the 180-day "lockup" period following the effective date of such public offering (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), if requested by the Company, you will not be permitted to sell, dispose of, transfer, make any short sale of, or grant any option for the purchase of any of the Company Shares that you hold, or enter into any hedging or similar transaction with the same economic effect as a sale.

Loss of personnel or our failure to attract and retain additional highly qualified personnel in the future could harm our business

To be successful, the Company requires capable people to run its day-to-day operations, in addition to Mr. Schick and Dr. Kemeny. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact our operating

Litigation

The Company is not a party to any active lawsuits. However, in the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

The Company Does Not Anticipate Paying Any Cash Dividends for the Foreseeable Future

To date, the Company has not paid any dividends to its shareholders. It currently intends to retain future earnings, if any, to support its business and does not intend to pay any dividends to its shareholders in the foreseeable future.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We are not required to complete an attestation about our financial controls that is required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002; nor do we have the internal infrastructure necessary to complete such an attestation. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation,

Terms of Company financings may adversely impact the value of our Common Stock

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of each share of the Company's Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that may be more favorable than the terms of your investment, and possibly result in a lower purchase price per share.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the production and shipping of our Tap Strap and TapXR as well as future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products

Our future success depends on our ability to maintain and effectively implement our quality management program. An inability to address a quality or safety issue in an effective and timely manner may cause negative publicity and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services may be highly correlated with general economic conditions

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

THE COMPANY AND ITS BUSINESS

Company Overview

Tap Systems, Inc. was incorporated in Delaware in 2015 and is headquartered in Pasadena, California, with research and development operations conducted through its wholly owned subsidiary, Tap With Us Ltd., based in Israel.

The Company develops products that enable users to type and input commands through subtle finger movements, eliminating the need for traditional input devices such as keyboard, touchscreens, and voice controls.

Our first product, the Tap Strap, was released in 2017. While initially launched to test consumer response to a wearable input solution, the Tap Strap and its subsequent upgrade the Tap Strap 2 sold to over 50,000 customers and has built a large online community. The Company's current product, the TapXR, began shipping in 2023 and incorporates significant advances in optical and mechanical sensor technology in tandem with machine learning accuracy over prior generations.

While early versions of the Company's products emphasized virtual typing, Tap has expanded its focus to include gesture-based control systems designed for rapid, low-friction interaction with software and AI-driven applications.

The Company's next products, the Tap Clip and Tap Watchband, are compact, low-power attachments designed to integrate directly into existing watch bands and fitness trackers, extending Tap's input technology into the broader wearable ecosystem without requiring a dedicated device. These are expected to be released by early 2027.

The Company is led by co-founders Dovid Schick, who previously founded Schick Technologies, which was acquired by Sirona Dental after going public on the NASDAQ, and Dr. Sabrina Kemeny, co-inventor of the CMOS image sensor and co-founder and former CEO of Photobit, which was acquired by Micron Technology.

Prior Crowdfunding Offerings

The Company has previously offered shares to investors pursuant to Reg CF (Regulation Crowdfunding). On August 22, 2019, the Company commenced an offering of its shares on the StartEngine.com crowdfunding portal, under which a maximum of $1,070,000 was permitted to be raised. In less than two months, the offering was fully subscribed. That offering was closed as of November 12, 2019. Subsequently, on November 3, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), under which subscriptions totaled approximately $2.3 million, with an additional sum of approximately $261,000 raised through a concurrent offering to Accredited Investors under Regulation D. On February 7, 2024, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $609,000. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. The latter offering is still ongoing, and subscriptions to date have totaled approximately $1,590,000. On February 7, 2024, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $609,000. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. The latter offering is still ongoing, and subscriptions to date have totaled approximately $1,590,000. On February 7, 2025, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $224,400. At the same time the Company's aforementioned offering pursuant to Regulation D continued. As noted above, subscriptions to date have totaled approximately $1,590,000.

Business Plan

The Company's go-to-market strategy is evolving to reflect the emergence of AI-driven and wearable computing platforms. The Company is currently pursuing three primary channels: platform integration and strategic partnerships, direct-to-consumer and developer sales, and industrial and defense applications.

Platform Integration and Strategic Partnerships

Tap is actively exploring integration opportunities with companies developing AI-enabled wearable devices, including smart glasses and other ambient computing platforms. Potential integration models include third-party peripheral arrangements, co-branded or bundled products, and licensing of core technology or reference designs. T The Company believes that effective user input remains a significant barrier to broader adoption of wearable computing and that Tap's technology is well positioned to serve as a foundational interaction layer for these emerging platforms.

Direct-to-Consumer

The Company continues to sell its products directly to consumers and developers through its website and online retail channels. Current focus areas include rapid interaction with AI applications, productivity use cases, gaming, digital art, and accessibility applications. In particular, the Company is targeting the rapidly growing community of AI Glasses users. This user base is estimated to be over 10 million people in the US, and is expected to double by the end of 2026. The Company's new products, the Tap Clip and Tap Watchband, will provide simple and powerful methods to control these glasses without using voice or touching the frames.

Industrial and Defense Applications

The Company is expanding its presence in environments where traditional input methods are impractical or unavailable, including field operations, maintenance and logistics, and defense and tactical applications. These environments place a premium on silent operation, reliability, and the ability to interact without visual attention, characteristics that align directly with Tap's core technology capabilities.

The Company expects these three channels to reinforce each other, with consumer adoption driving awareness and scale while enterprise and defense engagements provide validation and higher-value deployment opportunities.

Competition

The Company operates in the market for human-computer interaction technologies, including input systems for mobile devices, wearable computing, and emerging AI-driven platforms.

A range of competing technologies exist, including:

- Voice-based interfaces (e.g., Apple Siri, Google Assistant, OpenAI-powered assistants)
- Optical hand tracking (e.g., Ultraleap, Meta Quest hand tracking)
- EMG-based wearable controllers (e.g., Wearable Devices Ltd., Meta research initiatives)
- Camera-based and sensor-based gesture systems (e.g., Sensoryx)
- Alternative wearable controllers and ring-based devices developed by various startups

The Company believes that these approaches have limitations in certain environments, including reliance on voice, line-of-sight, or specialized hardware.

Tap's products are designed to enable input through subtle finger movements, supporting both gesture-based control and full text input without requiring voice or direct interaction with a touchscreen.

The Company believes it is positioned to compete based on several factors, including:

- the ability to support both discrete command input and full text entry in a single wearable device
- operation without voice or line-of-sight, enabling use in public, noisy, or constrained environments
- compatibility with a wide range of existing devices, including smartphones and emerging wearable platforms
- a compact and wearable form factor designed for everyday use
- a portfolio of issued and pending intellectual property

The Company faces competition from both large technology companies and smaller specialized firms, many of which have greater financial and technical resources. In addition, platform providers such as Meta, Apple, and Google may develop proprietary input solutions that compete directly with the Company's products.

There can be no assurance that the Company will be able to compete successfully or that competing technologies will not reduce demand for its products.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Dovid Schick. Mr. Schick is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2015. He is an electrical engineer and entrepreneur, and was the founder and former CEO of Schick Technologies, Inc., the first company to commercialize a real-time digital radiology system for dentists. Mr. Schick took that company public in 1997, and it merged with Sirona Dental Systems in 2005. Since retiring from Schick Technologies, Mr. Schick has advised numerous technology companies in the areas of semiconductors, digital imaging, medical devices and software.

Mr. Schick holds a B.S. degree in electrical engineering from the University of Pennsylvania's Moore School of Engineering. He is the spouse of Dr. Kemeny.

Mr. Schick's current primary role is with the Company. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the development of the Company's short- and long-term strategies; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the competitive market landscape, expansion opportunities, and industry developments; ensuring that the Company maintains high social responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measurable and describable.

Sabrina Kemeny, PhD. Dr. Kemeny is the Company's Co-Founder, President and Corporate Secretary, and has served in these capacities since the Company's inception in 2015. She has also served as a Director of the Company since July 2019. Dr. Kemeny co-invented camera-on-a-chip technology which revolutionized digital imaging and is at the core of every cell phone and digital camera. Dr. Kemeny was co-founder and CEO of Photobit Corporation, the company that successfully commercialized the CMOS sensor technology. Photobit was purchased by Micron.

Dr. Kemeny holds BS and MS degrees and a PhD, all in electrical engineering, from Columbia University. She is the spouse of Mr. Schick.

Dr. Kemeny's current primary role is with the Issuer. As President and Corporate Secretary, she is responsible for communicating, on behalf of the Company, with shareholders, government entities, and the public; implementing the Company's short- and long-term strategies; maintaining awareness of the competitive market landscape, expansion opportunities and industry developments; ensuring that the company maintains high social responsibility wherever it does business.

Alec Marshall. Mr. Marshall is a Director of the Company and has served in that capacity since July 2019. In addition, since 2015, he has served as a consultant to the Company, providing marketing and product development expertise. Since January 2016, he has been the Managing Partner of Silicon Drive, a California-based high performance marketing and creative agency focusing on early stage companies, brands, and entertainment clients, including Apple, Adobe, Avid, Nike, McKinsey, Oracle and TED. Prior to that, Mr. Marshall led the application design team at Apple that launched the iTunes Music Store.

Mr. Marshall holds a bachelor's degree from the University of Virginia, and attended graduate school at Old Dominion University.

Mr. Marshall's current primary role is with Silicon Drive. His role as a Director of the Company is part time.

Eli Schick. Mr. Schick is a Director of the Company and has served in that capacity since July 2019. Since September 2013, he has been the Managing Member of Amidon Nurse Staffing, a healthcare staffing and recruiting firm which he founded. Prior to that, Mr. Schick served as Director of Staffing for Platinum HR Services and as Director of Medical Products at Schick Technologies.

Mr. Schick received a bachelor's and Doctor of Divinity degrees from Yeshiva University. He is the brother of Dovid Schick.

Mr. Schick's current primary role is with Amidon Nurse Staffing. His role as a Director of the Company is part time.

Alan Macy. Mr. Macy is a Director of the Company and has served in that capacity since June 2024. From 1990 to 2008, Mr. Macy served as the President of Biopac Systems, Inc., a California-based biotechnology company that designs and manufactures physiological data acquisition and analysis systems for life science research and education, and has served as its Research and Development Director since 2008. Mr. Macy also currently serves on Biopac's Board of Directors of Biopac and on the Board of Directors of Shiftwave, a California-based company that developed and manufactures a nervous system regulation device.

Mr. Macy received a Bachelor's Degree (BSEL) in Electrical Engineering from California Polytechnic State University-San Luis Obispo and a Master's Degree (MSEE) in Electrical Engineering, Biomedical Engineering from UC Santa Barbara.
,
Mr. Macy's current primary role is with Biopac Systems, Inc. His role as a Director of the Company is part time.

Employees of the Company

The Company currently has 11 full-time employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

LITIGATION

The Company is not a party to any pending lawsuits.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets forth information regarding beneficial ownership (fully diluted) of the Company's holders of 20% or more of any class of voting securities as of December 31, 2025.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dovid Schick	5,574,454	Common Stock	24.66
Sabrina Kemeny PhD	4,040,000	Common Stock	17.87

The Company's Securities

The Company's outstanding securities include Common Stock, Options and Warrants, and Convertible Loans. As of December 31, 2025:

Common Stock. The number of Shares authorized is 50,000,000 with a total of 22,604,211 shares issued and outstanding. Each Share has one vote. The Company has not authorized or issued any class of shares other than the Common Stock.

Options and Warrants. There are a total of 1,650,000 Warrants and 1,725,635 stock options outstanding, of which none has been exercised to date. Each of these Warrants and Options is convertible to Common Stock. The Warrants have a range of exercise prices between $0.70 and 2.50 per share. All Warrants and Options expire after 10 years following their respective dates of issuance and may no longer be exercised after that date.

Convertible Loans. These are loans by outside investors to the Company that can be converted into Common Stock, A total of 667,134 shares are reserved for issuance to the respective lenders in the event of such conversion. The terms of the Convertible Loans are outlined below:

Total Amount outstanding: $1,175,000

Maturity Dates: September 14, 2025

Interest Rate: 0.0% (for $40,000), 5.0% (for $260,000) and 8.0% (for $835,000)

Discount Rate: 10.0% (for $40,000) and 20% (for $835,000)

Conversion Price: Upon Maturity Date, at Option of Lender, at $1.00 per share (for $40,000) and $1.34 per share (for $1,135,000), respectively

DILUTION

Company shareholders and potential shareholders should understand the potential for dilution of their shares due to the Company's issuance of additional shares. In other words, if and when the Company issues more shares, the percentage of the Company that a shareholder individually owns will decrease, even though the value of the Company, as a whole, may increase. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible loans or warrants) into stock.

PREVIOUS OFFERINGS OF SECURITIES

Tap Systems has made the following issuances of securities within the last three years:

Date: November 3, 2021
Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,302,506
Number of Securities Sold: 1,243,740
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation CF

Date: November 3, 2021
Name: Common Stock
Type of security sold: Equity
Final amount sold: $377,500
Number of Securities Sold: 245,370
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation D

Date: February 7, 2024
Name: Common Stock
Type of security sold: Equity
Final amount sold: $609,158
Number of Securities Sold: 223,662
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation CF

Date: Ongoing
Name: Common Stock
Type of security sold: Equity
Amount sold to date: $1,590,000
Number of Securities Sold: 772,707
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation D

REGULATORY INFORMATION

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation Crowdfunding).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C-AR. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Form C-AR.

Results of Operations

Revenue

We shipped the first Tap Strap to customers in February 2018. Prior to that point, we had no revenues, and all manufacturing expenses were capitalized. Starting in February 2018, the Company began to recognize revenue for the sale of our product. For the past three years, revenues have amounted to $534,204 for the year 2023, $306,454 for the year 2024, and $172,568 for the year 2025. Revenues consisted of sales of the Tap Strap and TapXR, and accessories, along with associated shipping fees. The reduction in revenues is the result of our decision to phase out our existing products in preparation for launching our Tap Watchband product in late 2026 or early 2027.

Cost of Goods Sold

Cost of goods sold was $116,159 in fiscal year 2025, yielding a gross margin of 33% and gross profit of $56,409. In fiscal year 2024, Cost of goods sold was $442,180, yielding a gross margin of -44% and gross profit of -$135,726. Over time, as our sales volumes increase and we are able to take advantage of economies of scale and the implementation of cost reduction programs, we expect our gross margins to improve. The company's gross margins increased year over year due to a decrease in cost of goods in 2025.

Expenses

Expenses in fiscal years 2024 and 2025 respectively totaled $2,163,153 and $2,117,131. The increase in expenses in these two years as compared with the prior years reflects increased spending on research and development activities, which were partly offset by lower sales and marketing activities. We expect that our R&D expenses will continue to grow modestly over the coming year; we also expect our sales and marketing expenses will increase significantly as we expand our sales activities.

Our largest expense has historically been research and development salaries and materials. Salaries were approximately $921,390 for 2024 and $1,124,277 for 2025.

Net Loss

In fiscal years 2024 and 2025, the Company incurred losses of $2,572,128 and $2,351,050, respectively. The increase in the Company's losses in these two years, as compared with prior years, primarily reflects an increase in interest expense. Commencing in 2026, we anticipate a gradual decline in our net loss as our revenues are expected to increase.

Liquidity and Capital Resources

Since its inception in 2015, the Company has raised a net amount of $11,898,094 through the sale of equity in the form of common stock. In addition, the Company has borrowed $1,175,000 in the form of convertible loans. The majority of these convertible loans ($835,000) are at an annual interest rate of 8%; some ($260,000) are at an annual interest rate of 5%; and the remainder ($40,000) do not carry any interest. In addition, the company took SBA loans through the government program totaling the sum of $494,071, which bear an annual interest rate of 3.75%, and has borrowed the aggregate sum of $8,125,310 from its CEO. (See "TRANSACTIONS WITH RELATED PERSONS" below.)

The Company is currently consuming cash on a monthly basis. Absent any other source of funds, it is anticipated that funds will have to be raised in future Offerings to support the continued viability of the Company. As of December 31, 2025, the Company had $180,944 of cash and cash equivalents, and $114,989 of saleable inventory.

We incur monthly expenses, primarily in research and development and sales and marketing. We currently have an adequate amount of prepaid inventory on hand, and therefore do not anticipate any need to make substantial inventory purchases in the coming months. We are also increasing our rate of sales and decreasing our cost of acquisition per customer. We do not anticipate any significant capital expenses or increase in personnel during this period.

For 2026, we do not anticipate any significant capital expenses or increase in personnel during this period; however, we do anticipate that our expenditures in sales and marketing expenses will continue to rise as the Company increases its activities in both ecommerce and physical retail selling activities.

To the extent necessary and depending on its eligibility, the Company may apply for lines of credit or other credit facilities from banks or other financial institutions.

Historical results and cash flows

We have historically incurred operating losses.

20

For 2021 through 2024, the Company's net revenues were $705,434, $356,522, $534,204 and $306,454, respectively. In the most recent fiscal year, 2025, the Company's net revenues were $172,568. Expenses in Research and Development increased significantly in 2022 through 2025, primarily in connection with the Company's development of the TapXR®.

We expect to continue to invest heavily in Research and Development for improvements in our existing products, and development of new products.

Subsequent Events

Subsequent to the period covered by financial statements appearing at the end of this Form C-AR:

The Company entered into a Loan Consolidation and Amendment Agreement consolidating the prior loans made by the Company's chief executive officer to the Company, in the aggregate amount of $8,125,309.68. The consolidated loan bears interest at 2.0% per annum and matures on December 31, 2029. On the maturity date, and also upon certain liquidity events, Mr. Schick may elect, in his sole discretion, either cash repayment of all or any portion of the outstanding obligations or conversion of all or any portion of such obligations into shares of the Company's Common Stock at a conversion price of $1.00 per share. The loan does not provide for anti-dilution protection, price-reset protection, warrants, or other equity sweeteners. In addition, if, as of the first business day of any calendar month, the Company's unrestricted cash and cash equivalents exceed $500,000, the Company must make a $100,000 repayment by the last business day of that month.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Indebtedness
Creditor: Dovid Schick
Amount Owed: $8,125,310
Interest Rate: 2.0% simple interest per annum
Maturity Date: December 31, 2029

As of April 15, 2026, the Company was indebted to Dovid Schick, the Company's Chief Executive Officer, in the aggregate principal amount of $8,125,309.68 pursuant to a Loan Consolidation and Amendment Agreement consolidating prior loans and advances into a single unsecured loan obligation. The loan bears interest at 2.0% per annum and matures on December 31, 2029. On the maturity date, and also upon certain liquidity events, Mr. Schick may elect, in his sole discretion, either cash repayment of all or any portion of the outstanding obligations or conversion of all or any portion of such obligations into shares of the Company's Common Stock at a conversion price of $1.00 per share. The loan does not provide for anti-dilution protection, price-reset protection, warrants, or other equity sweeteners. In addition, if, as of the first business day of any calendar month, the Company's unrestricted cash and cash equivalents exceed $500,000, the Company must make a $100,000 repayment by the last business day of that month.

Financial Statements

Our audited financial statements for fiscal years ended December 31, 2024 and 2025 can be found at Exhibit A to this Form C-AR.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/Dovid Schick/

(Signature)

Dovid Schick

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/Dovid Schick/

(Signature)

Dovid Schick

(Name)

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

(Title)

April 30, 2026

(Date)

/Sabrina Kemeny/

(Signature)

Sabrina Kemeny

(Name)

President and Director

(Title)

April 30, 2026

(Date)

22

/Alec Marshall/

(Signature)

Alec Marshall

(Name)

Director

(Title)

April 30, 2026

(Date)

/Eli Schick/

(Signature)

Eli Schick

(Name)

Director

(Title)

April 30, 2026

(Date)

/Alan J. Macy/

(Signature)

Alan J. Macy

(Name)

Director

(Title)

April 30, 2026

(Date)

EXHIBITS
Exhibit A   Financial Statements

The accompanying notes are an integral part of these financial statements

TAP SYSTEMS INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2025 and 2024



INDEPENDENT AUDITOR'S REPORT

April 9, 2026

To: Board of Directors, TAP SYSTEMS Inc.
        Attn: Dovid Schick
Re: 2025 and 2024 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of TAP SYSTEMS Inc. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2025 and 2024, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has recurring losses from operations and has projected future working capital requirements in excess of existing cash reserves. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

April 9, 2026

TAP SYSTEMS INC.
BALANCE SHEET
As of December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 180,944	$ 260,006
Inventory	114,989	195,713
Prepaid expenses and other current assets	5,127	5,197
Total current assets	301,060	460,916
Fixed assets, net of accumulated depreciation	59,318	59,477
Total Assets	$ 360,378	$ 520,393
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 78,701	$ 136,097
Credit cards payable	91,928	76,884
Sales tax payable	224	1,489
Accrued expenses and other current liabilities	226,782	287,658
Total current liabilities	397,635	502,128
Convertible loans payable	1,135,000	875,000
Line of credit payable	0	0
Interest payable	183,925	8,047
Shareholder loans and interest payable	9,014,647	7,879,137
SBA loans payable	494,071	500,000
Total Liabilities	11,225,278	9,764,312
STOCKHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized and 18,929,866 and 18,586,441 shares outstanding as of December 31, 2025 and 2024), net of offering costs	12,656,940	11,898,096
Accumulated currency translation adjustment	(237,671)	(208,896)
Retained deficit	(23,284,169)	(20,933,119)
Total Stockholders' Equity	(10,864,900)	(9,243,919)
Total Liabilities and Stockholders' Equity	$ 360,378	$ 520,393

TAP SYSTEMS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
Revenues	$ 172,568	$ 306,454
Cost of revenues	116,159	442,180
Gross profit	56,409	(135,726)
Operating expenses		
General and administrative	226,165	272,162
Research and development	1,419,436	1,251,602
Selling and marketing	471,530	639,389
Total operating expenses	2,117,131	2,163,153
Net Operating Loss	(2,060,722)	(2,298,879)
Interest income (expense), net	(254,016)	(247,196)
Depreciation (expense)	(12,423)	(13,059)
(Provision) benefit for income taxes	(23,889)	(12,994)
Net Loss	$ (2,351,050)	$ (2,572,128)
Currency translation adjustment	(28,775)	(14,622)
Comprehensive loss	$ (2,379,825)	$ (2,586,750)

TAP SYSTEMS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Cumulative currency translation adjustment	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of January 1, 2024	**16,401,857**	**$ 10,375,380**	**$ (194,274)**	**$ (18,360,991)**	**$ (8,179,885)**
Issuance of common stock, net of offering costs	2,184,584	1,522,716			1,522,716
Period translation adjustment			(14,622)		(14,622)
Net loss				(2,572,128)	(2,572,128)
Balance as of December 31, 2024	**18,586,441**	**$ 11,898,096**	**$ (208,896)**	**$ (20,933,119)**	**$ (9,243,919)**
Issuance of common stock, net of offering costs	343,425	758,844			758,844
Period translation adjustment			(28,775)		(28,775)
Net loss				(2,351,050)	(2,351,050)
Balance as of December 31, 2025	**18,929,866**	**$ 12,656,940**	**$ (237,671)**	**$ (23,284,169)**	**$ (10,864,900)**

TAP SYSTEMS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
Cash Flows from Operating Activities		
Net Loss	$ (2,351,050)	$ (2,572,128)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add currency translation adjustment	(28,775)	(14,622)
Add depreciation	12,423	13,059
Add fixed asset write off	0	91,663
Changes to operating assets and liabilities		
(Increase) Decrease in inventory	80,724	339,837
(Increase) Decrease in prepaid expenses	71	36,283
Increase (Decrease) in accounts and credit cards payable	(42,352)	(110,324)
Increase (Decrease) in all other current liabilities	(62,141)	(18,930)
Increase (Decrease) in interest payable	175,877	133,268
Net cash used in operating activities	(2,215,223)	(2,101,894)
Cash Flows from Investing Activities		
Proceeds (acquisition) of fixed assets	(12,264)	(38,973)
Net cash provided by investing activities	(12,264)	(38,973)
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock, net of offering costs	758,844	1,522,716
Proceeds from issuance of convertible notes	260,000	550,000
Proceeds from / (repayment of) shareholder loans and interest payable	1,129,581	0
Net cash provided by financing activities	2,148,425	2,072,716
Net change in cash and cash equivalents	(79,062)	(68,151)
Cash and cash equivalents at beginning of period	260,006	328,157
Cash and cash equivalents at end of period	$ 180,944	$ 260,006

NOTE 1 – NATURE OF OPERATIONS

TAP SYSTEMS INC. ("TAP SYSTEM") was incorporated in Delaware on February 3, 2015 before redomiciling to California on March 15, 2016. The Company develops, manufactures and sells an innovative, intelligent wearable gadgets and distributes those products via online platforms.

TAP WITH US LTD ("TAP LTD") was incorporated on November 6, 2017 under the laws of Israel, which is a 100 percent owned subsidiary of TAP SYSTEM. TAP LTD is funded by TAP SYSTEM and solely provides R&D services to TAP SYSTEM. Collective, TAP SYSTEM and TAP LTD will be referred to as the "Company". The financial statements provide the position and the results of TAP SYSTEM and TAP LTD as consolidated financial statements of the Company.

Since Inception, the Company has relied on the issuance of common and loans to fund its operations. As of December 31, 2025, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements may not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and 2024, the Company had $180,944 and $260,006 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025 and 2024 as the company has $59,318 and $59,477 of net book value of assets, respectively. In 2024, the Company wrote off net book value of $91,663 of fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2025 and 2024. However, the Company is subject to income taxes on the income of TAP LTD.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when delivery has occurred and collectability is reasonably assured. For years ending December 31, 2025 and 2024 the Company recognized $172,568 and $306,454 in revenue, respectively.

Costs of Goods Sold
The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2025 and 2024, the company had $0 and $0 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of computer equipment (depreciated over 3 years), manufacturing tooling (depreciated over 2 years) and other furniture and equipment (depreciated over 15 years):

	2025	2024
Beginning balance, net	59,477	125,226
Add: asset additions	12,264	38,973
Less: write off of fixed assets	0	(91,663)
Less: depreciation and amortization expense	(12,423)	(13,059)
Ending balance of long-lived assets, net	**$ 59,318**	**$ 59,477**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2025 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 50,000,000 shares of common stock with issued and outstanding shares of 18,929,866 and 18,586,441 as of December 31, 2025 and 2024, respectively.

Additionally, as described below, the Company has convertible debt instruments that can convert to common stock totaling another 667,134 shares and options and warrants that can provide for the issuance of another 3,415,265 shares.

NOTE 6 – DEBT

The Company has several outstanding debt obligations, including convertible notes totaling $1,135,000 and government-backed loans totaling $494,071.

Over several years, Dovid Schick, the Company's Chief Executive Officer, provided financing through a series of loans to the Company. Subsequent to December 31, 2025, the Company and Mr. Schick entered into a Loan Consolidation and Amendment Agreement pursuant to which those prior loans and related indebtedness were ratified, consolidated and amended into a single unsecured convertible loan with an aggregate principal amount of $8,125,309.68.

In connection with that arrangement, the Board of Directors ratified the prior loans and approved the consolidated governing terms. Under the terms of the Loan Consolidation and Amendment Agreement, Mr. Schick has the option to convert all or any portion of the outstanding principal and accrued but unpaid interest into shares of the Company's common stock at a conversion price of $1.00 per share upon the maturity date or upon certain liquidity events, including a merger or similar transaction, a sale of all or substantially all of the Company's assets, a sale of a majority of the Company's equity or voting power, or the closing of the Company's first firm-commitment underwritten initial public offering.

To the extent the loan is not converted, the applicable amount is payable in cash in accordance with the governing loan terms. The consolidated loan bears simple interest at 2.0% per annum and matures on December 31, 2029. The consolidated loan does not include any anti-dilution protection, price reset or similar adjustment rights, and no warrants, options or other equity-based instruments are issuable in connection with the loan or any conversion thereof. In addition, if, as of the first business day of any calendar month, the Company's unrestricted cash and cash equivalents exceed $500,000, the Company is required to make a $100,000 monthly principal repayment on or before the last business day of that month.

NOTE 7 – FIXED ASSET AND INVENTORY WRITE OFF

After evaluating the value of certain fixed assets, the Company decided to impair $91,663 of fixed assets in 2024. Additionally, the Company has written off $82,402 of inventory in 2024.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not subject to any pending or threatened litigation as of the balance sheet date.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Loan Consolidation and Ratification
As described in Note 6, subsequent to the balance date sheet, the Company consolidated and formalized prior lendings by the Company's CEO, Dovid Schick.

Management's Evaluation
Management has evaluated subsequent events through April 9, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.